Atna Reports Second Quarter Financials and Summary of Activities

Vancouver, B.C. (August 13, 2004). Atna Resources Ltd. (ATN:TSX) is pleased to report unaudited interim consolidated financial results, for the six months ending June 30, 2004, and a summary of company’s activities. During the 2nd quarter, Atna acquired the Pinson Gold property in Nevada and sold its interest in the Wolverine joint venture property in the Yukon, effectively fulfilling its objective of transforming the company into a leading gold explorer in Nevada.

Financial Highlights

>>	At June 30, 2004, the company had working capital of $4,009,278, compared to $3,704,283 at December 31, 2003.

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During the second quarter of 2004, the company incurred a loss of $ 1,569,304 ($0.05 per share) as compared with a loss of $518,004 ($0.02 per share) in the second quarter of 2003. The most significant component of the Company’s net loss is the loss of $1,356,559 recognized in the current period related to the agreement to sell its minority interest in the Wolverine Joint Venture.

Summary of Activities

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Signed a binding term sheet with Pinson Mining Company (a wholly owned subsidiary of Barrick Gold Corporation) on June 14, to acquire up to a 100% interest in its Pinson Gold Mine in Humboldt County, Nevada. The Pinson property fulfils Atna’s strategic objective of acquiring a “flagship” property with near term resource development potential

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Sold its minority stake in the Wolverine Joint Venture to Expatriate Resources Ltd. (“Expatriate”) on May 31 for $2 million cash, 10,000,000 units of EXR and a NSR on precious metals indexed to the price of silver. Consolidating the Wolverine silver-zinc-copper-gold-lead deposit under one owner should add value to the project and facilitate financing for further development. The transaction will preserve substantial upside exposure to success in the project for Atna shareholders while significantly reducing our financial, project, and management risk.

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Advised by its partner, Grandcru Resources Corporation (“Grandcru”), that they have budgeted US$450,000 to explore Atna’s Clover property in the current year and have submitted permit applications to the U.S. Bureau of Land Management to drill 31 holes.

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Combined Beowawe properties with Prospector Consolidated Resources Inc. (“PRR”), increasing the land position, to 5,000 acres (7.5 square miles), on the Cortez trend adjacent to Newmont’s Mule Canyon Mine. PRR may earn a 60% in Atna’s properties by spending US$750,000 and issuing 1,800,000 shares to Atna over the next 3 years and will grant a 40% interest in its properties to Atna upon completion of the earn-in. Drill permits are in place and Atna, as operator, will begin drilling as soon as PRR completes its financing to conclude the agreement.

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Received the Golden Cloud Property back from Great Basin Gold Ltd., after five drill holes were completed. Atna will review the data when it is received and determine its future course of action with respect to the property.

This summary of financial highlights and activities should be read in conjunction with the Company's unaudited Interim Consolidated Financial Statements and the Management's Discussion and Analysis for the period ended June 30, 2004, available at http://www.sedar.com and Atna's website link, http://www.atna.com/s/FinancialStatements.asp. For further information contact:

ATNA RESOURCES LTD.: Deanna McDonald, Manager - Investor Relations
Telephone: (604) 684-2285; Facsimile: (604) 684-8887; E-mail: dmcdonald@atna.com